Via Facsimile and U.S. Mail
Mail Stop 4720

August 6, 2009

Harold E. Riley
Chairman and Chief Executive Officer
Citizens, Inc.
400 East Anderson Lane
Austin, Texas 78752

Re: Citizens, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Schedule 14A Filed April 20, 2009
File No. 000-16509

Dear Mr. Riley:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation Discussion & Analysis, page 13

1. Please clarify what "slight variance in 2008" impacted your benchmarking against comparable companies. If any of the companies listed were not used for benchmarking purposes in fiscal year 2008, or other companies not listed here were used for that purpose, please state such and identify the companies. In addition, please explain why you choose not to include certain peer companies in your benchmarking analysis.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A- Risk Factors, page 9

"We are subject to extensive governmental regulation . . . ," page 14

2. Please revise this risk factor to note the failure of two of your subsidiaries, SPFIC and ONLIC, to maintain a minimum risk-based capital ratio and the material effects, if any, of such failure on your financial condition and results of operations. To the extent applicable, you should draft your risk factors to include information specific to your circumstances.

Signature Page, page 83

3. We note that Mr. Thomas F. Kopetic is also the company's principal accounting officer; however, he has not signed the Form 10-K in this capacity. In the future, the Form 10-K should also be signed by the company's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 27

4. On page 24, you state that "Most of the municipal bonds we own are privately insured." Please revise the Table showing the distribution of credit ratings (page 29) to disclose the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Item 15. Exhibits, Financial Statement Schedules

Notes to the Consolidated Financial Statements

(3) Fair Value Measurements, page 59

5. You state that your Level 2 securities are valued by independent pricing services or broker quotes. Please consider revising Management's Discussion and Analysis to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

    a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

    b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

    c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

    d. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or John Krug, Senior Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant